Exhibit 23.1

Consent of Independent Registered

Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of ADMA Biologics, Inc. on Form S-3 of our report, which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, dated March 13, 2019 on our audits of the consolidated financial statements of ADMA Biologics, Inc. and Subsidiaries as of December 31, 2018 and 2017 and for the years then ended and our report dated March 13, 2019 with respect to the effectiveness of internal control over financial reporting of ADMA Biologics, Inc. and subsidiaries as of December 31, 2018, which are included in the Annual Report on Form 10-K of ADMA Biologics, Inc. for the year ended December 31, 2018. We also consent to the reference to our firm under the caption “Experts”.

/s/ CohnReznick LLP

Roseland, New Jersey

October 2, 2019